UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No.     )

Otonomy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68906L105

(CUSIP Number)

Scott Oross

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, California 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,591,239 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,591,239 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,591,239 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[1]
14	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 20,335,786 shares of the Issuer’s common stock, par value $0.001 per share, outstanding as reported in the Issuer’s Prospectus dated August 12, 2014 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on August 13, 2014.

CUSIP No. 68906L105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures VIII GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,591,239 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,591,239 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,591,239 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14	TYPE OF REPORTING PERSON OO

[2]	Based on a total of 20,335,786 shares of the Issuer’s common stock, par value $0.001 per share, outstanding as reported in the Issuer’s Prospectus dated August 12, 2014 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on August 13, 2014.

CUSIP No. 68906L105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,973 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 814,973 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,973 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[3]
14	TYPE OF REPORTING PERSON PN

[3]	Based on a total of 20,335,786 shares of the Issuer’s common stock, par value $0.001 per share, outstanding as reported in the Issuer’s Prospectus dated August 12, 2014 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on August 13, 2014.

CUSIP No. 68906L105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures X GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,973 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 814,973 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,973 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[4]
14	TYPE OF REPORTING PERSON OO

[4]	Based on a total of 20,335,786 shares of the Issuer’s common stock, par value $0.001 per share, outstanding as reported in the Issuer’s Prospectus dated August 12, 2014 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on August 13, 2014.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Otonomy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6275 Nancy Ridge Drive, Suite 100, San Diego, CA 92121.

All share figures reported in this Schedule 13D give effect to the following events:

(i) On July 31, 2014, the Company filed an amendment to its amended and restated certificate of incorporation, affecting a one-for-35.16 reverse stock split of the outstanding Common Stock and Preferred Stock (as defined below);

(ii) Each share of Series A Preferred Stock (as defined below) automatically converted into Common Stock on a 2.193204365-to-one basis immediately prior to the closing of the Issuer’s initial public offering of 6,250,000 shares of Common Stock (the “IPO”); and

(iii) Each share of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (each as defined below) automatically converted into Common Stock on a one-for-one basis immediately prior to the closing of the IPO.

Item 2.	Identity and Background

This Schedule 13D is being filed by Avalon Ventures VIII GP, LLC, a Delaware limited liability company (“Avalon VIII LLC”), Avalon Ventures VIII, L.P., a Delaware limited partnership (“Avalon VIII LP”), Avalon Ventures X GP, LLC, a Delaware limited liability company (“Avalon X LLC”), and Avalon Ventures X, L.P., a Delaware limited partnership (“Avalon X LP”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”). The address of each Reporting Person is 1134 Kline Street, La Jolla, California 92037.

The principal business of Avalon VIII LLC is to act as the general partner for Avalon VIII LP, and the principal business of Avalon X LLC is to act as the general partner for Avalon X LP. The principal business of each of Avalon VIII LP and Avalon X LP is investment in early stage companies.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 28, 2010, Avalon VIII LP purchased an aggregate of 337,432 shares of Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of the Issuer.

Between August 26, 2010 and May 18, 2011, Avalon VIII LP purchased an aggregate of 175,889 shares of Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), of the Issuer.

Between August 26, 2013 and December 17, 2013, Avalon VIII LP purchased an aggregate of 484,691 shares of Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), of the Issuer and Avalon X LP purchased an aggregate of 568,828 shares of Series C Preferred Stock.

On and prior to April 23, 2014, Avalon X LP purchased an aggregate of 136,770 shares of Series D Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock” and, together with the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”), of the Issuer.

Immediately prior to the completion of the IPO, Avalon VIII LP exercised warrants to purchase 91,011 shares of Common Stock for $8.79 per share. Avalon VIII LP paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of 50,001 of the warrant shares to pay the exercise price and issuing to Avalon VIII LP the remaining 41,010 shares of Common Stock.

On August 12, 2014, the Registration Statement on Form S-1 (File No. 333-197365) filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer in connection with the IPO was declared effective.

On August 18, 2014, Avalon X LP purchased 109,375 shares of Common Stock as part of the IPO at the initial public offering price of $16.00 per share of Common Stock.

The consideration for the purchase of the shares of Preferred Stock and Common Stock reported herein by the Reporting Persons was funded by capital contributions by the partners of Avalon VIII LP and Avalon X LP.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Preferred Stock and Common Stock for investment purposes and not for the purpose of acquiring control of the Issuer. Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”), or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Avalon VIII LP beneficially owns 1,591,239 shares of Common Stock, comprised of 1,450,179 shares of Common Stock held by Avalon VIII LP and an additional 141,060 shares of Common Stock issuable upon the exercise of warrants held by Avalon VIII LP, which represents approximately 7.8% of the outstanding shares of Common Stock. Avalon VIII LLC, as the general partner of Avalon VIII LP, may be deemed to beneficially own the 1,591,239 shares of Common Stock beneficially owned by Avalon VIII LP.

Avalon X LP beneficially owns 814,973 shares of Common Stock, which represents approximately 4.0% of the outstanding shares of Common Stock. Avalon X LLC, as the general partner of Avalon X LP, may be deemed to beneficially own the 814,973 shares of Common Stock beneficially owned by Avalon X LP.

All ownership percentages are calculated based on 20,335,786 shares of Common Stock outstanding as reported in the Issuer’s Prospectus dated August 12, 2014 filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2014 (the “Prospectus”).

(b)	With respect to all shares of Common Stock held by Avalon VIII LP, Avalon VIII LLC, as the general partner of Avalon VIII LP, has the sole power to vote or direct the vote of and the sole power to dispose of or direct the disposition of such shares. With respect to all shares of Common Stock that are held by Avalon X LP, Avalon X LLC, as the general partner of Avalon X LP, has the sole power to vote or direct the vote of and the sole power to dispose of or direct the disposition of such shares.

(c)	Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of Common Stock of the Issuer during the past sixty days.

(d)	Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Third Amended and Restated Investors’ Rights Agreement

On April 23, 2014, each of Avalon VIII LP and Avalon X LP entered into that certain Third Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”) by and among the Issuer, Avalon VIII LP, Avalon X LP and the other parties thereto, pursuant to which the Issuer agreed to provide customary registration rights, including “piggy back”, demand and Form S-3 registration rights, covering the shares of Common Stock issuable upon the automatic conversion of the Preferred Stock.

The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed as Exhibit B hereto and is incorporated by reference herein.

Lock-up Agreement

In connection with the IPO, each of Avalon VIII LP and Avalon X LP entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which it agreed that it will not, subject to limited exceptions, during the period ending 180 days after August 12, 2014 (the date of the Prospectus): (a) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, the Preferred Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Act) by the holder and securities which may be issued upon exercise of a stock option or warrant); (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities of the Issuer described in clause (a) above, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (c) make any demand for or exercise any right with respect to the registration of any shares of Common Stock of the Issuer or any security convertible into or exercisable or exchangeable for such Common Stock.

After the Lock-up Agreement expires, the shares of Common Stock held by the Reporting Persons will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable United States securities laws. Avalon VIII LP and Avalon X LP, along with certain other holders of the Common Stock party to the Rights Agreement, will be entitled to rights with respect to the registration of their shares of Common Stock as described above under the heading “Third Amended and Restated Investors’ Rights Agreement”. Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement, a copy of which is filed as Exhibit C hereto and is incorporated by reference herein.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement among the Reporting Persons

Exhibit B: Third Amended and Restated Investors’ Rights Agreement, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-197365) filed with the SEC on July 11, 2014).

Exhibit C: Form of Lock-up Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-197365) filed with the SEC on August 1, 2014).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2014

Avalon Ventures VIII, L.P.

	By:	Avalon Ventures VIII GP, LLC
	Its:	General Partner

	By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory

Avalon Ventures VIII GP, LLC

	By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory

Avalon Ventures X, L.P.

	By:	Avalon Ventures X GP, LLC
	Its:	General Partner

	By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory

Avalon Ventures X GP, LLC

	By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory